# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ovid Therapeutics Inc., CIK 0001636651
CUSIP: 690469101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 441 Ninth Avenue, 14th floor, New York, New York (NY), 10001
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001442891

## Reporting persons
- Eventide Asset Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 11,812,241; shared voting power 0; sole dispositive power 11,812,241; shared dispositive power 0; aggregate amount beneficially owned 11,812,241 (6.3% of the class)
- Finny Kuruvilla, M.D., Ph. D.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 11,812,241; sole dispositive power 0; shared dispositive power 11,812,241; aggregate amount beneficially owned 11,812,241 (6.3% of the class)
- Robin C. John: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 11,812,241; sole dispositive power 0; shared dispositive power 11,812,241; aggregate amount beneficially owned 11,812,241 (6.3% of the class)

## Item 1. Issuer
Name of issuer: Ovid Therapeutics Inc.
Address of issuer's principal executive offices: 441 Ninth Avenue, 14th floor, New York, NY 10001

## Item 2. Person Filing
Name of person filing:
(i) Eventide Asset Management, LLC ("Eventide")

(ii) Finny Kuruvilla, M.D., Ph.D. ("Kuruvilla")

(iii) Robin C. John ("John")
Address of principal business office or, if none, residence:
Eventide, Kuruvilla and John:

One International Place, Suite 4210

Boston, Massachusetts 02110
Citizenship:
Eventide: Delaware

Kuruvilla: United States

John: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
(i) Eventide: 11,812,241
(ii) Kuruvilla: 11,812,241
(iii) John: 11,812,241
Percent of class:
(i) Eventide: 6.3%
(ii) Kuruvilla: 6.3%
(iii) John: 6.3%
Sole power to vote or to direct the vote:
(1) Eventide: 11,812,241
(2) Kuruvilla: 0
(3) John: 0
Shared power to vote or to direct the vote:
(1) Eventide: 0
(2) Kuruvilla: 11,812,241
(3) John: 11,812,241
Sole power to dispose or to direct the disposition:
(1) Eventide: 11,812,241
(2) Kuruvilla: 0
(3) John: 0
Shared power to dispose or to direct the disposition:
(1) Eventide: 0
(2) Kuruvilla: 11,812,241
(3) John: 11,812,241

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
As of June 30, 2026, Eventide Asset Management, LLC, a Delaware limited liability company located at One International Place, Suite 4210, Boston, Massachusetts 02110, is the beneficial owner of 11,812,241 shares of the Issuer's Common Stock by virtue of being the investment adviser to Eventide Healthcare & Life Sciences Fund which is a registered investment company.

As of June 30, 2026, the Eventide Healthcare & Life Sciences Fund held 11,812,241 shares of the Issuer's Common Stock, representing 6.3% of the Issuer's outstanding Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

## Exhibits
EXHIBIT 1

WHEREAS, in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act"), only one joint Statement and any amendments thereto need to be filed whenever one or more persons are required to file such a Statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or amendments thereto is filed on behalf of each of them;

NOW, THEREFORE, the parties hereto agree as follows:

Eventide Asset Management, LLC, Finny Kuruvilla, M.D., Ph. D. and Robin C. John do hereby agree, in accordance with Rule 13d-1(k)(1) under the Act, to file a Statement on Schedule 13G relating to their ownership of the Common Stock of the Issuer, and do hereby further agree that said Statement on Schedule 13G shall be filed on behalf of each of them.

Eventide Asset Management, LLC

Date: August 14, 2026
By: /s/ Peter J. Luiso
Name: Peter J. Luiso
Title: General Counsel

Finny Kuruvilla, M.D., Ph. D.

Date: August 14, 2026
By: /s/ Finny Kuruvilla, M.D., Ph. D.
Name: Finny Kuruvilla, M.D., Ph. D.

Robin C. John

Date: August 14, 2026
By: /s/ Robin C. John
Name: Robin C. John

## Signatures
- Eventide Asset Management, LLC: /s/ Peter J. Luiso, Peter J. Luiso, General Counsel (08/14/2026)
- Finny Kuruvilla, M.D., Ph. D.: /s/ Finny Kuruvilla, M.D., Ph. D., Finny Kuruvilla, M.D., Ph. D. (08/14/2026)
- Robin C. John: /s/ Robin C. John, Robin C. John (08/14/2026)